SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 10, 2007

Date, time and place: April 10, 2007, at 10:00 am, at the Company’s headquarters located at Av. Jurandir, 856, 3º andar, in the city and state of São Paulo. Quorum: All members of the Board of Directors attended the meeting. Presiding Board: Chairwoman, Noemy Almeida Oliveira Amaro, and as Secretary, Luiz Cláudio Mattos de Aguiar. Resolutions: The Board members resolved by unanimous vote, (i) to approve the granting of irrevocable, irreversible and comprehensive guarantee with a view to complying with all liabilities of the company TAM Capital Inc., subsidiary of TAM Linhas Aéreas S/A located in Cayman Islands (“TAM Capital”), under the scope of issue of Notes by TAM Capital (“Issue”), and it is incumbent upon the Board of Executive Officers to adopt the measures necessary to bring the resolution herein into effect and (ii) approve the content of vote to be rendered by the Company in the capacity as shareholder at the Extraordinary General Meeting of TAM Linhas Aéreas S/A, to be held on same date at 3:00 pm at the Company’s headquarters, authorizing TAM Linhas Aéreas S/A to grant irrevocable, irreversible and comprehensive guarantee of all TAM Capital’s liabilities, under the scope of the Issue. Closure: Nothing else to be discussed, the meeting was adjourned to draw up these present minutes in the summary format, which after being read were signed by all attending members. São Paulo, April 10, 2007. (aa) Noemy Almeida Oliveira Amaro – Chairwoman, Luiz Cláudio Mattos de Aguiar – Secretary. Board members: Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Henri Philippe Reichstul, Waldemar Verdi Júnior and Roger Ian Wright.

_____________________________________________________________________________
This is a free English translation of the original instrument drawn up in the Company’s records.

___________________________________
Luiz Cláudio Mattos de Aguiar
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.